Brenner & Associates, PLLC

1 Kensington Gate

Suite 106

Great Neck, New York 11021

Telephone: (917) 282-4272

nbrenneresq@gmail.com

November 30, 2017

BY EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re: Cool Technologies, Inc.
Amendment No. 2 to Registration Statement on Form S-1 Filed on October 25, 2017 File Number 333-216023

Dear Mr. Spirgel:

On behalf of Cool Technologies, Inc. (the “Company”), we are herewith filing with the Securities and Exchange Commission (the "Commission") Amendment No. 3 to Registration Statement on Form S-1/A (the "Amendment”) in response to the Commission's comment letter, dated November 20, 2017, with reference to the Company’s registration statement on Form S-1/A (the “Registration Statement”) filed with the Commission on October 25, 2017.

In addition to the Amendment, the Company responds to the Commission's comments as follows:

Bellridge Transaction, page 7

1. Please update your disclosure of the total number of shares you would have to issue at the current stock price in order to have access to the full amount under the Equity Purchase Agreement. Compare that number to the number of shares you have registered and thus would be able to issue and the resulting net proceeds you could receive.

Response: The disclosure has been revised to indicate that 71,428,572 shares would be required to be issued at the current price of $0.07 per share to access the full $5,000,000 and that only 50,000,000 shares are being registered and assuming such price if all 50,000,000 shares were sold the Company would rainse $3,500,000.

2. You disclose that you may put shares to Bellridge only if “during the fifteen consecutive days following a Draw Down request by us, the common stock equals or exceeds $0.06 per share.” Please clarify whether your reference to $0.06 refers to the trading price of your shares or Bellridge’s purchase price as calculated under the Equity Purchase Agreement. Disclose whether the current trading price for your shares would trigger this restriction.

Response: The Equity Purchase Agreement has been amended to delete such $0.06 requirement. The amendment to the Equity Purchase Agreement has been filed as an Exhibit.

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Financial Statements

3. Please update your financial statements to include your results for the quarter ended September 30, 2017. Revise your registration statement where appropriate to discuss these results. Refer to Section 8.08 of Regulation S-X.

Response: The Amendment has been revised to include the financial statements for the quarter ended September 30, 2017 and to discuss such results elsewhere in the registration statement where relevant.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amendment, as well as the related acceleration request. Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Sincerely, Brenner & Associates, PLLC

/s/ Nancy Brenner
Nancy Brenner, Esq.

cc: Timothy Hassett

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